EXHIBIT 99.1

Brookfield Infrastructure Completes $100 Million Preferred Share Issuance

All amounts in Canadian dollars

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, NEWS, Feb. 05, 2019 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced the completion of its previously announced issuance of $100,000,000 of Senior Preferred Shares, Series 1 (“Series 1 Shares”). The offering was underwritten by a syndicate of underwriters led by TD Securities Inc., BMO Capital Markets, CIBC Capital Markets, RBC Capital Markets and Scotiabank.

The Series 1 Shares were issued by BIP Investment Corporation (“BIPIC”), a wholly-owned subsidiary of Brookfield Infrastructure, and are fully and unconditionally guaranteed by Brookfield Infrastructure and certain of its key holding subsidiaries. BIPIC issued 4,000,000 Series 1 Shares at a price of $25.00 per share, for total gross proceeds of $100,000,000. Holders of the Series 1 Shares will be entitled to receive a cumulative quarterly fixed dividend at a rate of 5.85% annually for the initial period ending March 31, 2024. Thereafter, the dividend rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.96%, and (ii) 5.85%. The Series 1 Shares will commence trading on the Toronto Stock Exchange this morning under the ticker BIK.PR.A.

The net proceeds of the issue of the Series 1 Shares will be used to fund new investments and/or for general working capital purposes.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $330 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please visit our website at www.brookfield.com/infrastructure or contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com